Exhibit 1

March 3, 2021

Dear Fellow Shareholder,

You are cordially invited to attend the Elbit Systems Ltd. Extraordinary General Meeting of Shareholders to be held at our offices at the Advanced Technology Center, Haifa, Israel, on Wednesday, April 7, 2021, at 2:00 p.m., Israel time.

The agenda of the meeting and the proposals to be voted on are described in the accompanying Proxy Statement. For the reasons described in the Proxy Statement, the Board of Directors recommends that you vote “FOR” the proposals as specified in the enclosed proxy card.

We look forward to greeting all the shareholders who attend the meeting. However, whether or not you are able to attend, it is important that your shares be represented. Therefore, at your earliest convenience, please complete, date and sign the enclosed proxy card and return it promptly in the provided pre-addressed envelope so that it is received at least four (4) hours before the meeting. If your shares are held in “street name” (i.e., through a broker or other nominee), please follow the instructions on your voting instruction form in order to submit it to your broker or nominee. If your shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (the “TASE”) you may vote through means of an electronic vote as further detailed in the proxy statement, no later than six (6) hours before the meeting.

Thank you for your cooperation.

Very truly yours,
MICHAEL FEDERMANN
Chair of the Board of Directors

BEZHALEL MACHLIS
President and Chief Executive Officer

ELBIT SYSTEMS LTD.
NOTICE OF THE COMPANY’S EXTRAORDINARY GENERAL MEETING OF SHAERHOLDERS

Haifa, Israel

March 3, 2021

This is notice that the Extraordinary General Meeting of Shareholders (the “Meeting”) of Elbit Systems Ltd. (the “Company”) will be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on Wednesday, April 7, 2021, at 2:00 p.m., Israel time.
It is proposed that at the Meeting the shareholders adopt resolutions for the following purposes (each referred to as the “Proposal” and collectively- the “Proposals”):
1.to approve the amended compensation policy of the Company, substantially in the form attached as Exhibit A to the accompanying Proxy Statement;
2.to approve the amended employment agreement of the Company’s President and Chief Executive Officer, Mr. Bezhalel Machlis;
3.
a.to approve the provision of exemption letters, substantially in the form attached as Exhibit B to the accompanying Proxy Statement (the “Exemption Letters”), to Mr. Bezhalel Machlis, Mr. Michael Federmann and Mr. David Federmann; and
b.to approve the provision of Exemption Letters to the Company’s current and future Directors who are not direct or indirect controlling shareholders of the Company or relatives thereof.
Further details with respect to the Proposals are included in the accompanying Proxy Statement.
The approval of each Proposal is subject to the majority requirements as set forth in the enclosed Proxy Statement.
Only shareholders of record at the close of business on Wednesday, March 10, 2021 (the “Record Date”) have the right to receive notice of, and to vote at, the Meeting and any adjournments or postponements of the Meeting. All shareholders are cordially invited to attend the Meeting in person.
Shareholders may vote their shares by attending the Meeting and voting their shares in person, by completing the enclosed proxy card or (as applicable) a voting instruction form, or by casting an electronic vote, as described below. A form of proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. In order to be counted for purposes of voting at the Meeting, a properly signed proxy card must be received by the Company at least four (4) hours before the Meeting. Shareholders who hold their shares in “street name,” may either direct the record holder of their shares how to vote their shares (by completing a voting instruction form as described above) or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with proof of such record holder’s shares ownership on the Record Date.
A shareholder, whose shares are registered with a member of the Tel-Aviv Stock Exchange Ltd. (“TASE”), is required to prove his or her share ownership in order to vote at the Meeting. Such shareholder will provide the Company with an ownership certificate (as of the Record Date) from that TASE member. Each such shareholder is entitled to receive the ownership certificate in the branch of the TASE member or by mail to his or her address (in consideration of mailing fees only), and is also entitled to receive, for no charge, a link to the text of the proxy card and to any Position Statements (as defined below) posted on the Israel Securities Authority (“ISA”) website (unless the shareholder notified the TASE member that the shareholder is not so interested); provided that the notice was provided with respect to a particular securities account prior to the Record Date.
The ISA has set up an electronic voting system for shareholders meetings of Israeli companies whose shares are listed on the TASE via its online platform. Shareholders are able to vote their shares through the system, following a registration process, no later than six (6) hours before the Meeting, i.e., by Wednesday, April 7, 2021, at 8:00 a.m., Israel time.
Shareholders are permitted to express their position on the Proposals by submitting a written statement (a “Position Statement”), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 3100401 Israel, to the attention of Mrs. Adi Pinchas Confino, Corporate Secretary, no later than the close of business on Monday, March 29, 2021.
A form of the proxy card and a copy of each Position Statement submitted (if submitted) will be available to the public on the distribution website of the ISA at www.magna.isa.gov.il, on the website of the TASE at https://maya.tase.co.il/ and on the website of the United States Securities and Exchange Commission (“SEC”) at https://www.sec.gov/. A shareholder may apply to the Company directly in order to receive a copy of the proxy card and any Position Statement submitted (if submitted).
A copy of the accompanying Proxy Statement, which includes the full version of the Proposals, may be reviewed at the Company’s offices at the Advanced Technology Center, Haifa, Israel, after coordinating in advance with the Corporate Secretary (Tel: 972 77 2945358) between 9:00 a.m. and 4:00 p.m. Israel time, Sunday – Thursday. The Proxy Statement may also be reviewed at the distribution website of the ISA at www.magna.isa.gov.il, on the website of the TASE at https://maya.tase.co.il/, on the website of the SEC at https://www.sec.gov/ and on the website of the Company at https://elbitsystems.com/.

By Order of the Board of Directors,
MICHAEL FEDERMANN
Chair of the Board of Directors
BEZHALEL MACHLIS
President and Chief Executive Officer

ELBIT SYSTEMS LTD.
Advanced Technology Center
P.O. Box 539
Haifa 3100401, Israel
PROXY STATEMENT

This Proxy Statement is provided to the holders of ordinary shares, nominal value 1.00 New Israeli Shekel (“NIS”) per share (the “Shares”), of Elbit Systems Ltd. (the “Company”), in connection with the solicitation by the Company’s Board of Directors (the “Board”) of proxies for use at the Company’s Extraordinary General Meeting of Shareholders to be held at the Company’s offices at the Advanced Technology Center, Haifa, Israel, on April 7, 2021 at 2:00 p.m., Israel time (the “Meeting”), or at any adjournment or postponement of the Meeting, as specified in the accompanying Notice of the Company’s Extraordinary General Meeting of Shareholders.

It is proposed that at the Meeting the shareholders adopt resolutions for the following purposes (each referred to as a “Proposal” and, collectively, as the “Proposals”):

1.to approve the amended compensation policy of the Company, substantially in the form attached as Exhibit A to this Proxy Statement (the “Amended Compensation Policy”);
2.to approve the amended employment agreement of the Company’s President and Chief Executive Officer, Mr. Bezhalel Machlis;
3.
a.to approve the provision of exemption letters, substantially in the form attached as Exhibit B to this Proxy Statement (the “Exemption Letters”), to Mr. Bezhalel Machlis, Mr. Michael Federmann and Mr. David Federmann; and
b.to approve the provision of Exemption Letters to the Company’s current and future Directors who are not direct or indirect controlling shareholders of the Company or relatives thereof.
Shares represented by properly signed and unrevoked proxies will be voted in the manner directed by the persons designated as proxies.

QUORUM AND VOTING REQUIREMENTS
Only shareholders of record at the close of business on Wednesday, March 10, 2021 (the “Record Date”) have the right to receive notice of, and to vote at, the Meeting, and any adjournments or postponements of the Meeting. Mailing of this Proxy Statement and the accompanying materials will be made on or about March 10, 2021. Shareholders who, at the close of business on the Record Date, either (i) hold Shares through a bank, broker or other holder of record that itself is a Company shareholder or (ii) appear on a participant list of a securities depository with respect to Shares, are considered to be beneficial owners of Shares held in “street name.”
On February 24, 2021, the Company had forty-four million two hundred thousand one hundred and sixty-four (44,200,164) Shares outstanding, each giving a right of one vote with respect to each Proposal.
The Meeting will be properly convened with a quorum if at least two (2) shareholders are present in person, by proxy or by a voting instrument, holding or representing, in the aggregate, at least one-third (1/3) of the issued voting Shares. If a quorum is not present within one-half (1/2) hour after the time set for the Meeting, the Meeting will be adjourned and will be reconvened one (1) week later at the same time and place unless other notice is given to the shareholders by the Board. If at such adjourned meeting a quorum is not present within one-half (1/2) hour of the time for the adjourned meeting, then any two (2) shareholders who together represent at least ten percent (10%) of the shareholders’ voting power, present in person, by proxy or by a voting instrument, will be considered a quorum.
Joint holders of Shares should note that, according to the Company’s Articles of Association, the vote, whether in person, by proxy or by a voting instrument, of the senior of the joint holders of any voted Share will be accepted over any vote(s) of the other joint holders of that Share. For this purpose, seniority will be determined by the order in which the joint holders’ names appear in the Company’s Register of Shareholders.
The approval of each Proposal requires the affirmative vote of a majority of the voting power in the Company present at the Meeting either in person, by proxy or by a voting instrument, and voting on such Proposal, provided that, in the case of Proposals 1, 2 and 3(a), one or both of the following must also occur: (i) the majority includes at least a majority of the Shares voted at the Meeting by shareholders who are not Controlling Shareholders (as defined below) and do not have a Personal Interest (as defined below) in the approval of such Proposal, disregarding abstentions; or (ii) the total number of Shares voted against such Proposal by shareholders referred to in the foregoing item (i) does not exceed two percent (2%) of the total voting rights in the Company.

Under the Israeli Companies Law 5759-1999 (the “Companies Law”):
“Controlling Shareholder” means, for purposes of Proposal 1, any shareholder who has the ability to direct the Company’s activity (other than by means of being a director or other office holder of the Company), including any shareholder holding 50% or more of the “means of control” of the Company. “Means of control” is defined under Israeli law as either: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.
“Controlling Shareholder” means, for purposes of Proposals 2 and 3(a), the criteria set forth in the preceding paragraph for Proposal 1, or any shareholder holding, by itself or together with others who also possess a Personal Interest in the approval of the transaction, twenty-five percent (25%) or more of the voting rights of the Company if no other shareholder holds or controls more than fifty percent (50%) of the voting rights of the Company.
“Personal Interest” means a shareholder’s personal interest in an act or a transaction of a company, including the personal interest of his or her Relatives (as defined below) or of an entity in which such shareholder or his or her Relative is an Interested Party (as defined below). Personal Interest excludes a personal interest arising solely from holding a company’s shares and includes a Personal Interest of any person voting pursuant to a proxy provided to him or her by another person with respect to the proposal, even if the person providing the proxy does not have a Personal Interest. The vote of a person who is voting by a proxy provided to him or her on behalf of another who has a Personal Interest will also be seen as a vote of a person with a Personal Interest, whether the discretion to vote is in the hands of the voter or not.
“Relative” means a person’s spouse, brother, sister, parent, grandparent, descendant, such person’s spouse’s descendant, brother, sister or parent, or the spouse of any of the above.
“Interested Party” means any person that either:
(a) holds five percent (5%) or more of an entity’s issued share capital or voting rights;
(b) has the right to appoint a director to an entity’s board of directors or the chief executive officer thereof; or
(c) is a member of an entity’s board of directors or serves as the chief executive officer thereof.

In connection with the above and for the purpose of each of Proposals 1, 2 and 3(a) described in this Proxy Statement, each shareholder who attends the Meeting in person, by proxy or by a voting instrument will advise the Company or indicate in the proxy card or the voting instrument, as the case may be, whether or not that shareholder is a Controlling Shareholder or has a Personal Interest in the approval of each of Proposals 1, 2, and 3(a), respectively. Failure to advise or indicate as described above will require the Company to assume that such shareholder has a Personal Interest in the approval of each of Proposals 1, 2 and 3(a), respectively, and disqualify such shareholder’s vote on each of Proposals 1, 2 and 3(a), respectively. The Company may not assume that a shareholder who signs and returns a proxy card without a specific indication as to the lack of Personal Interest of such shareholder, has no Personal Interest with respect to each of Proposals 1, 2 and 3(a).
VOTING BY PROXY AND ELECTRONIC VOTING
Shareholders may vote their Shares by attending the Meeting and voting their Shares in person, by completing the enclosed proxy card or (as applicable) a voting instruction form, or by casting an electronic vote, as described below.
A form of proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By appointing a “proxy” or, with respect to “street name” beneficial owners, by returning a properly completed voting instruction form, shareholders may have their Shares voted at the Meeting whether or not they attend. If a properly executed proxy card in the attached form is received by the Company at least four (4) hours prior to the Meeting, the Shares represented by the proxy will be voted in the manner directed by the persons designated as proxies. “Street name” beneficial owners of Shares should return their voting instruction form by the date and time set forth therein.
Shareholders who hold their Shares in “street name,” may either direct the record holder of their Shares how to vote their Shares (by completing a voting instruction form as described above), or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with proof of such record holder’s Share ownership on the Record Date. Shareholders who hold their Shares through a member of the Tel Aviv Stock Exchange (the “TASE”) and intend to vote their Shares at the Meeting in person or by proxy must deliver to the Company, via messenger or registered mail, proof of ownership issued by the applicable bank or broker, confirming their ownership of the Shares as of the Record Date, prepared in accordance with the requirements of the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000.
Shareholders are requested to complete, date and sign the enclosed proxy card or (as applicable) the voting instruction form, and return them promptly. Even if you plan to attend the Meeting, we recommend that you also submit your proxy card or voting instruction form as described in this Proxy Statement so that your vote will be counted if you later decide not to attend the Meeting.
If you provide specific instructions (by marking a box on the proxy card) with regard to a Proposal, your Shares will be voted as you instruct. Unless otherwise indicated on the proxy card or in the electronic vote, and to the extent permitted by law and applicable stock exchange requirements, Shares represented by a properly signed and received proxy card in the enclosed form or in an electronic form will be voted in favor of the Proposals. Abstentions will not be treated as either a vote “for” or “against” a Proposal, although they will be counted to determine if a quorum is present. Thus, if you sign and return your proxy card (or complete your electronic vote) without giving specific instructions with respect to a Proposal, your Shares will be voted in favor of such Proposal; provided that such Shares will only be counted for purposes of the additional majority requirements of Proposals 1, 2 and 3(a) set forth above, if the criteria relating to Controlling Shareholders and Personal Interest are met.
If you are a “street name” holder and you sign and return your voting instruction form without giving specific instructions with respect to a Proposal, your broker will not be permitted to vote your Shares with respect to such Proposal (commonly referred to as a “broker non-vote”). In such circumstances, your Shares will be included in determining the presence of a quorum at the Meeting but will not be considered “present” for the purpose of voting on such Proposal. Such Shares have no impact on the outcome of the voting on such Proposal.
If you sign and return your proxy card or voting instruction form, the persons named as proxies will vote in their discretion on any matters other than the Proposals that may properly come before the Meeting.
The Israel Securities Authority (“ISA”) has set up an electronic voting system for shareholders meetings of Israeli companies whose shares are listed on the TASE via its online platform. Shareholders are able to vote their Shares through the system, following a registration process, no later than six (6) hours before the Meeting.
Shareholders may revoke any proxy card or electronic vote prior to their exercise by filing with the Company a written notice of revocation or a properly signed proxy card of a later date (if received by the Company at least four (4) hours prior to the Meeting), or by voting through the electronic voting system on a later date (if done at least six (6) hours prior to the Meeting), or by voting in person at the Meeting. If you hold your Shares in “street name,” you may change your voting instructions by following the directions provided to you by your broker, bank or other nominee.
Solicitation of proxies will be made primarily by mail; however, in some cases proxies may be solicited by telephone or other personal contact. The Company will pay for the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding proxy materials to shareholders.
This Proxy Statement and the accompanying proxy card also constitute a “voting deed” (Ktav Hatzba’a) for the purpose of Regulation 3(c) of the Israeli Companies Regulations (Concessions for Companies Whose Shares are Listed on a Stock Exchange Outside of Israel), 5760-2000 (the “Concessions Regulations”).
POSITION STATEMENTS
Shareholders are permitted to express their position on the Proposals by submitting a written statement (a “Position Statement”), through the Company, to the other shareholders. Position Statements should be submitted to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 3100401 Israel, to the attention of Mrs. Adi Pinchas Confino, Corporate Secretary, no later than the close of business on Monday, March 29, 2021. Reasonable costs incurred by the Company in connection with a Position Statement will be borne by the submitting shareholder.
Currently, the Company is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies in the proxy card intend to vote in accordance with their best judgment on such matters. One or more shareholders holding at least one percent (1%) of the Company’s total voting rights may present proposals for consideration at the Meeting by submitting their proposals to the Company at its registered offices, at Elbit Systems Ltd., Advanced Technology Center, Haifa, 3100401 Israel, to the attention of Mrs. Adi Pinchas Confino, Corporate Secretary, no later than the close of business on Wednesday, March 10, 2021. If the Company determines that a shareholder’s proposal is appropriate for inclusion in the Meeting agenda, a revised agenda will be published by the Company.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table shows, as of February 24, 2021, to the best of the Company’s knowledge, the number of Shares(1) owned by (i) all shareholders known by the Company to own 5% or more of the Company’s Shares and (ii) all directors and executive officers of the Company as a group. Shares that a person has the right to acquire within 60 days of February 24, 2021 through exercise of options under the Equity Incentive Plan (as defined below), are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and board members as a group.

Name of Shareholder	Number of Shares Beneficially Owned	Percentage of Ownership
Federmann Enterprises Ltd. 99 Hayarkon Street Tel-Aviv, Israel	19,580,342(2)	44.3%

All executive officers and directors as a group (24 persons)	321,909(3)	0.72%(3)

(1)    Based on forty-four million two hundred thousand one hundred and sixty-four (44,200,164) Shares outstanding as of February 24, 2021.

(2)    Includes 3,836,458 Shares held by Heris Aktiengesellschaft (Heris). Heris is owned, directly and indirectly, by Federmann Enterprises Ltd. (FEL). FEL is controlled by Beit Federmann Ltd. (BFL). BFL is controlled by Beit Bella Ltd. (BBL) and Beit Yekutiel Ltd. (BYL). Michael Federmann is the controlling shareholder of BBL and BYL. He is also the chair of the Elbit Systems Board and the chair of the board and the chief executive officer of FEL. Therefore, Mr. Federmann controls, directly and indirectly, the vote of Shares owned by Heris and FEL. In addition, Michael Federmann is the trustee of a trust on behalf of his sister, Irith Federmann-Landeau, that holds an indirect non-voting interest of approximately 7.76% in Elbit Systems’ Shares through an indirect approximately 17.5% non-voting interest in FEL. Michael Federmann and his sons, David (who also serves as a member of the Elbit Systems Board), Gideon and Daniel Federmann, collectively hold an indirect economic interest equivalent to approximately 27.4% of our outstanding ordinary shares, with Michael Federmann holding an approximately 7.7% economic interest and each of his sons approximately 6.6 % economic interest. In connection with loans obtained from time to time by FEL from two Israeli banks, FEL has pledged to the banks an aggregate of 3,000,000 Shares as security for the loans.

(3)    The amount does not include any Shares that may be deemed to be beneficially owned by Michael Federmann or David Federmann as described in footnote (2) above. In addition, the number of Shares beneficially owned reflects outstanding options that were granted to certain Executive Officers under the Company’s 2018 Equity Incentive Plan for Executive Officers, as approved by the Compensation Committee and the Board and as may be amended from time to time (the “Equity Incentive Plan”). The Equity Incentive Plan includes a mandatory “Net Exercise Mechanism” (as such term is defined in the Equity Incentive Plan). Due to the Net Exercise Mechanism, the number of Shares that will actually be owned following the exercise of the options by the Executive Officers cannot be determined at this point.

PROPOSAL 1 - APPROVAL OF THE COMPANY’S AMENDED COMPENSATION POLICY

As required by the Companies Law, the Company has adopted a compensation policy regarding the terms of office and employment of its “office holders” (as such term is defined in the Companies Law). The members of the Board (the “Directors”), the Company’s Chief Executive Officer (the “CEO”) and the Company’s Executive Vice Presidents (the “EVPs”) (the CEO and the EVPs are collectively referred to as the “Executive Officers”) are considered “office holders”. A compensation policy was approved by the Company’s shareholders at the Extraordinary General Meeting of Shareholders held on April 11, 2018, and amended with regards to the Company’s D&O insurance policy at the Extraordinary General Meeting of Shareholders held on February 26, 2020 (the “Current Compensation Policy”).
Pursuant to the Companies Law, a compensation policy of a publicly traded company such as the Company needs to be periodically reviewed by the compensation committee and the board of directors and needs to be re-approved every three (3) years by (i) the board of directors, following the recommendations of the compensation committee and (ii) by the applicable majority of the company’s shareholders. In the event that the compensation policy is not so approved by the shareholders, the board of directors may nonetheless approve it, provided that the compensation committee and the board of directors, following further discussion of the matter and for specified reasons, determine that the approval of the compensation policy is in the best interests of the company.
In determining the Amended Compensation Policy, the Compensation Committee and the Board considered various factors, including the Company’s global business activities, the competitive environment in which it operates, and the recent changes in such. The Compensation Committee and the Board noted the progress made by the Company since the approval of the Current Compensation Policy in 2018.
At the end of 2019, the Company reported a record backlog of approximately $10 billion, compared to a backlog of approximately $7.56 billion at the end of 2017 (an increase of approximately 33%). This backlog further increased to $10.9 billion as of September 30, 2020, providing the Company with good visibility for future revenues. The large backlog reflects marketing efforts that were led by the Company’s senior management. The growth in the backlog was also supported by the acquisitions in the period, which acquisitions were also led by senior management.
The amount of revenues in 2019 was approximately $4.5 billion, growing significantly from annual revenues of approximately $3.4 billion in 2017 (an increase of approximately 33%). This growth was both organic and includes contribution from acquisitions.
Along with the growth in the business activities, the total number of employees increased from approximately 12,781 at the end of 2017 to approximately16,575 at the end of 2019 (an increase of approximately 30%).
In the first nine months of 2020, the Company’s revenues increased by 3%, compared to the first nine months of 2019. During this period the Company also reported improvement in additional financial parameters. This was achieved under senior management leadership despite the challenges presented by the COVID-19 pandemic, including an approximately $60 million one-time write-off in the third quarter of 2020 relating to the Company’s commercial aviation activities. For further information as to the Company’s financial parameters in the recent years, please see the Company’s presentation as of November 2020, at: https://elbitsystems.com/ir-category/investor-relations/presentation-webcasts/.
Since the approval of the Current Compensation Policy in 2018, the Company also made significant strategic acquisitions, one of which was the purchase of IMI Systems Ltd. (“IMI”) from the Israeli Government at the end of 2018. IMI’s acquisition enhanced the Company’s portfolio of precision guided munitions as well as active protection systems for ground vehicles, including the market leading Iron Fist system. IMI’s profitability in the years before the acquisition was significantly lower than that of the Company, and the Company’s management initiated a five-year turnaround plan to raise profitability levels to those of the Company. Another significant acquisition in this period was the acquisition by Elbit Systems of America, LLC, of the night vision business of L3Harris Technologies in 2019. This business is one of two suppliers of image intensification systems to the US Army and US Marine Corp. and enhances the Company, particularly in the strategically important U.S. market, with synergistic technologies and capabilities.
The Compensation Committee conducted a thorough review of the Current Compensation Policy and evaluated the need for adjustments. The process was carried out with the assistance of both legal and financial experts, and also included a review of benchmark information relating to the executive compensation of peer group companies, based on an analysis made by PricewaterhouseCoopers Advisors Ltd. (PWC Israel) (the “Benchmark Analysis”). The Benchmark Analysis included information relating to six companies with the highest average market cap listed on the TASE TA-35 index that published detailed information regarding their executive compensation, excluding companies from the financial sector and companies with headquarters outside of Israel. In addition, the Benchmark Analysis included information relating to six U.S. publicly traded defense companies the Company considers as competitors, also taking into account the fact that approximately 28% of Elbit Systems’ revenues in 2019 and approximately 32% of its revenues in the first nine months of 2020, derived from sales to North America. In each case, the Benchmark Analysis included three companies with average market caps higher than that of

Elbit Systems and three companies with average market caps lower than that of Elbit Systems. The Benchmark Analysis (including the information regarding market caps) was based on information published for fiscal year 2019. The analysis was made with respect to three components: annual salary (in Israel – cost of salary; and in the U.S. – base salary), annual bonus and long-term incentive for the applicable vesting year.
Comparing the information relating to the actual executive compensation of such peer companies as published for 2019 with the corresponding actual compensation of the Company’s Executive Officers as published for 2019, the Compensation Committee and the Board noted that the CEO’s total compensation (comprised of the three components mentioned above) was lower than the average and median of the Company’s peers both in Israel and in the U.S., with the most significant gap in the long-term incentive component. The Compensation Committee and the Board further noted, based on such comparison, that the total compensation of the Company’s EVPs in 2019 (an average of the amounts relating to the Company’s four most highly compensated EVPs as set forth in the 2019 Annual Report, defined under “Executive Compensation” below, based on the same three components) was below the average and slightly above the median of the compared Israeli peers, and below average and median of the compared U.S. peers. The Compensation Committee and the Board noted that in light of the limited size of the comparison group, the parameter of average might be more appropriate for comparison than the median. The Benchmark Analysis was used for the Compensation Committee and the Board’s internal review and included further details as to the methodology, which is not detailed in this Proxy Statement.
The Compensation Committee and the Board have determined that the Amended Compensation Policy is desirable, among other factors, in light of:
a.the Company’s unique characteristics as a multi-billion-dollar global technology company that is publicly traded on the NASDAQ and TASE;
b.the Company’s achievements in recent years including strategic acquisitions, growth in revenues and backlog of orders and addressing the challenges posed by the COVID-19 pandemic;
c.the continuous growth of the Company over the years, the increased complexity of its business and the greater responsibilities and duties of the Company’s Executive Officers;
d.the growing competition over talented managers in the technology sector and the Company’s need to continue to attract, retain, reward and motivate over time highly skilled individuals with the necessary capabilities to promote creativity, manage the Company’s long-term business and worldwide operations and execute the Company’s strategy in the best interest of the Company and its employees, shareholders and other stakeholders;
e.the aim to provide the Company’s Executive Officers a balanced compensation package, including competitive salaries, performance-motivating compensation and equity-based incentive programs and benefits, reflecting both short and long-term incentives; and
f.the proper alignment of the Executive Officers’ compensation with the Company’s long-term goals and risk management strategy.
After such process and consideration and in view of the gained experience implementing the Current Compensation Policy, the Board, with the recommendation of the Compensation Committee, determined that it is desirable to retain the Current Compensation Policy, with the following amendments:
Variable Compensation Ratio: Pursuant to the Current Compensation Policy, the “Variable Compensation” (cash bonuses and equity-based awards) will not exceed seventy-five percent (75%) of an Executive Officer’s total compensation package, on an annual basis. In order to allow greater flexibility in structuring the performance-based compensation of the Company’s Executive Officers and to further strengthen the alignment with shareholders, the Amended Compensation Policy amends this ratio so that the Variable Compensation will not exceed eighty percent (80%) of an Executive Officer’s total compensation package, on an annual basis.
Monthly Base Salary: The Current Compensation Policy establishes maximum monthly gross base salaries for Executive Officers as follows: (i) for the CEO, two hundred thousand shekels (NIS 200,000) (equal to approximately sixty-one thousand two hundred and seventy dollars ($61,270), with such amount adjusted to reflect any increase in the Israeli Consumer Price Index (the “CPI”), and (ii) for an EVP, one hundred sixty thousand shekels (NIS 160,000) (equal to approximately forty-nine thousand and twenty dollars ($49,020), with such amount adjusted to reflect any increase in the CPI.
In the year ended December 31, 2019, the Company recorded salary costs with respect to the CEO of approximately one million and forty-three thousand dollars ($1,043,000). As of February 24, 2021, the CEO’s monthly gross base salary is approximately two hundred and two thousand, eight hundred shekels (NIS 202,800) (equal to approximately sixty-two thousand one hundred and thirty dollars ($62,130).
The Amended Compensation Policy raises the maximum monthly gross base salary payable to the CEO to two hundred and fifty thousand shekels (NIS 250,000) (equal to approximately seventy-six thousand five hundred and ninety dollars ($76,590), with such amount adjusted to reflect any increases in the CPI, and the monthly gross base salary payable to an EVP to one hundred and eighty thousand shekels (NIS 180,000) (equal to approximately fifty-five thousand one hundred and fifty dollars ($55,150), with such amount adjusted to reflect any increases in the CPI.
Exchange rates used in this Proxy Statement to convert NIS amounts to US dollars, are based on the rate of one US dollar equals 3.264 NIS as of February 24, 2021. This exchange rate may change from time to time. Exchange rates relating to costs recorded with respect to the year ended December 31, 2019, are based on the exchange rate of 3.555 which represents the average weighted U.S. dollar - NIS exchange rate for the date of payments for each of the months during 2019.
The Compensation Committee and the Board believe that such changes reflect the increased complexity of managing a larger and more diverse business portfolio and the increasing responsibilities of the Executive Officers over the years. They also believe that the Company’s ability to attract and retain talented, qualified and experienced managers is essential for its future growth.
The Compensation Committee and the Board considered the continuous growth and success of the Company under the leadership of the Company’s President and CEO, Mr. Bezhalel Machlis, the fact that his monthly gross base salary has not changed since 2016 (other than due to increases in the CPI), as well as the fact that under the Amended Employment Terms as proposed under Proposal 2 of this Proxy Statement, the next review of his employment terms will be made three years from the approval of the Amended Employment Terms.
The Compensation Committee and the Board also considered the fact that the Company’s EVPs represent a relatively small group of senior managers with substantial experience and expertise, most of whom have been employed by the Company for many years. The EVPs’ salaries are individually determined taking into account their specific roles, responsibilities, backgrounds and other characteristics. Review of the EVPs’ salaries is usually conducted on a periodic basis and changes are made gradually and with the specific approvals as required by law. In 2020, as part of the Company’s cost control measures in light of COVID-19, no raises were made to the EVPs’ monthly base salaries, and all EVPs, as well as the CEO, voluntarily agreed to a temporary decrease in their compensation (either by reduction of the salary or the number of vacation days).
Annual CEO Bonus: The Current Compensation Policy provides that, with respect to the CEO, the most appropriate quantitative financial objective, determined by the Compensation Committee and the Board to most align the interests of the CEO with the long-term performance of the Company, is the Company’s Non-GAAP Net Profit (as defined below). Accordingly, and as also reflected in the CEO’s Current Employment Agreement (as defined below), subject to the entitlement pre-conditions and the claw back provision as set forth in the Current Compensation Policy, the Company will pay to the CEO an annual bonus in an amount equal to four-tenths of a percent (0.4%) of the Non-GAAP net profit attributable to shareholders, as reflected in the Company’s annual financial results for the relevant fiscal year (the “Non-GAAP Net Profit”). Furthermore, the Current Compensation Policy sets forth a ceiling amount of one million five hundred thousand dollars ($1,500,000) for an annual bonus payable to the CEO.
In the year ended December 31, 2019, the Company recorded bonus costs with respect to the CEO of approximately one million, one hundred and fifteen thousand dollars ($1,115,000).
The Compensation Committee and the Board determined that, with respect to the CEO, it is appropriate to consider the Operating Cash Flow (as defined below) as a quantitative financial measure in addition to the Non-GAAP Net Profit, in the determination of the CEO’s annual bonus, because these two quantitative objectives most closely align the CEO’s compensation with the long-term performance of the Company. Accordingly, under the Amended Compensation Policy, subject to the entitlement pre-conditions and the claw back provision as set forth in the Amended Compensation Policy, the Company will pay to the CEO an annual bonus in an amount equal to the aggregate of the following: (i) four-tenths of a percent (0.4%) of the Non-GAAP Net Profit, and (ii) if both the Operating Cash Flow Goal and the Actual Operating Cash Flow (as both terms are defined below) are positive – one-tenth of a percent (0.1%) of the Non-GAAP Net Profit multiplied by the Operating Cash Flow Factor (as defined below). The Amended Compensation Policy also raises the ceiling amount for an annual bonus payable to the CEO to two million dollars ($2,000,000) (“Maximum CEO’s Annual Bonus”).
The “Operating Cash Flow Factor” is defined as the amount of net cash provided by operating activities (the “Operating Cash Flow”) as reflected in the Company’s annual financial results for the relevant fiscal year (the “Actual Operating Cash Flow”), divided by the Operating Cash Flow in Elbit’s annual budget as approved by the Board for such fiscal year (the “Operating Cash Flow Goal”).
The Compensation Committee and the Board considered the Company’s ambitious internal targets for growth and operational improvement as well as the feedback from the Company’s shareholders, leading to the introduction of an additional metric which reflects the Company’s emphasis on the cash flow parameter, in addition to the profit parameter. The Compensation Committee and the Board believe that adding the operating cash flow metric and increasing the annual bonus’s ceiling will together create a proper incentive for the CEO to meet the Company’s goals and an alignment of pay with performance and shareholder value. The Compensation Committee and the Board also noted that the CEO’s annual bonus is determined in accordance with clear financial parameters rather than on the Board’s general discretion.
Special Bonus: Pursuant to the Current Compensation Policy, the Company may, with the approval of the Compensation Committee and the Board, grant a special bonus to an EVP for special achievements based on quantitative criteria. The amount payable as a special bonus may not exceed, for an individual EVP, the higher of (i) one percent (1%) of the added value generated to the Company in light of the EVP’s contribution as reflected from a valuation conducted by the Company or (ii) twelve (12) monthly base salaries. The Current Compensation Policy also provides that the aggregate amounts payable to an EVP as special bonus, annual bonus and managerial evaluation bonus (as such terms are defined in the Current Compensation Policy) will not exceed in the aggregate an amount equal to fifteen (15) monthly base salaries.
The Amended Compensation Policy provides that the Company may, with the approval of the Compensation Committee and the Board, grant a special bonus to an Executive Officer, meaning either an EVP or the CEO, for special achievements based on quantitative and/or non-quantitative criteria. The amount payable as a special bonus may not exceed, on an annual basis, for an individual Executive Officer, the higher of (i) one percent (1%) of the added value generated to the Company in light of the Executive Officer’s contribution as reflected from a valuation conducted by the Company or (ii) twelve (12) monthly base salaries.
Also, under the Amended Compensation Policy, a special bonus may be granted to any Executive Officer in addition to an annual bonus and/or a managerial evaluation bonus (as such terms are defined in the Amended Compensation Policy), provided that on an annual basis (a) the aggregate amounts payable to an EVP as annual bonus, managerial evaluation bonus and special bonus will not exceed in the aggregate an amount equal to fifteen (15) monthly base salaries and (b) the Variable Compensation of the CEO will not exceed the aggregate of the Maximum CEO’s Annual Bonus and Maximum CEO’s Equity Amount (as defined below). In addition, a special bonus to the CEO based on non-quantitative criteria will not exceed (a) on an annual basis, an amount equal to the higher of three (3) monthly base salaries or 25% (twenty-five percent) of the Variable Compensation and (b) for every period of three calendar years, beginning in 2021, an aggregate amount equal to twelve monthly base salaries (i.e., 2021 - 2023; 2024 – 2026; etc.).
The Compensation Committee and the Board considered, among other factors, the need to maintain a managerial tool for incentivizing excellence, subject to specific approvals as required by law, as well as the limited grants of special bonuses during the period of the Current Compensation Policy. It was also noted that certain special achievements of Executive Officers may not be rewarded under their respective annual bonuses. Specifically, certain special achievements of the CEO that may generate value to the Company may not be rewarded as part of the CEO’s annual bonus as such bonus is based on the Company’s Non-GAAP Net Profit, which factors out events that that are not considered to be part of the Company’ regular ongoing business and core operating results.
The Compensation Committee and the Board also considered the market practice in Israel, where various compensation policies allow the grant of special bonuses to CEOs. It was emphasized that any grant of a special bonus to the CEO will be subject to specific approvals under the Companies Law and that such grant will not increase the ceiling of the CEO’s Variable Compensation (comprised of the Maximum CEO’s Annual Bonus and the Maximum CEO’s Equity Amount).

Equity-Based Compensation:

Equity in Start-up Entities

The Current Compensation Policy includes provisions allowing the Company to grant its Executive Officers, with the approval of the Compensation Committee and the Board, shares and/or options in start-up entities held by the Company, with regards to their activities in connection with such entities.
The Amended Compensation Policy no longer includes such provisions allowing the grant of shares and/or options in such start-up entities to the Executive Officers.

Company Equity

The Current Compensation Policy provides that the aggregate value of the benefit embedded in the granted equity-based awards, calculated in accordance with an acceptable valuation method (such as the Monte Carlo, Black-Scholes and Binominal options pricing models), at the date of grant, will not exceed: (i) with respect to the CEO - nine hundred thousand dollars ($900,000) per year, and (ii) with respect to an EVP - five hundred thousand dollars ($500,000) per year.
The Amended Compensation Policy amends the aforementioned amounts so that the aggregate value of the benefit embedded in the granted equity-based awards, calculated in accordance with an acceptable valuation method (such as the Monte Carlo, Black-Scholes and Binominal options pricing models), at the date of grant, will not exceed:(i) with respect to the CEO – one million eight hundred thousand dollars ($1,800,000) per year (the “Maximum CEO’s Equity Amount”), and (ii) with respect to an EVP - nine hundred thousand dollars ($900,000) per year.
In the year ended December 31, 2019, the Company recorded stock options costs with respect to the CEO of approximately seven hundred sixty-three thousand dollars ($763,000).

In approving the changes in respect of the equity-based awards, the Compensation Committee and the Board considered among other things the ongoing investor feedback and the Company’s goals to (a) enhance alignment between the Executive Officers’ interests and the long-term interests of the Company and its shareholders, and (b) strengthen the retention and motivation of Executive Officers over the long term. The Compensation Committee and the Board also took into consideration (i) the fact that, according to the terms of the Amended Compensation Policy (as well as the Current Compensation Policy), during its term, the maximum dilution as a result of equity-based awards granted to Executive Officers under any equity-based compensation plan of the Company will not exceed three percent (3%) of the Company’s issued and outstanding share capital, on a fully-diluted basis, and (ii) that the existing Equity Incentive Plan includes a mandatory “Net Exercise Mechanism” under which the number of underlying shares to be issued upon exercise of options reflects only the benefit amount embedded in the option. It was further considered that the Amended Compensation Policy provides for a gradual vesting period of a minimum of five years from the respective grant, thus strengthening the retention effect.
The Compensation Committee and the Board believe that the proposed increase in the limits for equity-based awards is required in order for the Company to be competitive and properly equipped to attract and maintain qualified and experienced Executive Officers, who can contribute to the continued growth and success of the Company. They also considered the Benchmark Analysis and the fact that grants of equity in start-up entities held by the Company will no longer be permitted under the Amended Compensation Policy. The Compensation Committee and the Board also noted that in 2018, Executive Officers of the Company, including the CEO, were granted Options under the Plan, with a vesting period of five years. Therefore, in case of an additional grant of Options within the remaining vesting period, the value of the benefit embedded in the Options granted in 2018 will be added to the value of the benefit embedded in the additional Options. For this reason, an increase of the limits of equity-based awards is also required.
Exemption: The Amended Compensation Policy authorizes the Company, subject to applicable law and the Company’s Articles of Association, to exempt our Executive Officers and Directors, from liability for violating their duty of care towards the Company. However, such exemption will not apply with respect to any decision or transaction in which a Controlling Shareholder, Executive Officer or Director of the Company (even a different one than the one who is exempted) has a personal interest.
The Current Compensation Policy does not allow the Company to grant such an exemption to our Executive Officers and Directors; however, our Articles of Association do permit the grant of such exemption. For additional details regarding the Exemption Letters, see Proposals 3(a) and 3(b) to this Proxy Statement and Exhibit B attached hereto.
Insurance: Under the Current Compensation Policy, the Company is entitled to purchase directors and officers liability insurance for our Executive Officers and Directors. The coverage limit under each such insurance policy that is purchased by the Company may not exceed two hundred million dollars ($200,000,000) and the annual premium to be paid by the Company may not exceed three million dollars ($3,000,000). The Amended Compensation Policy removes the annual premium limitation under which the Company may purchase such insurance policies.
The Company was advised by its insurance consultant that, due to general changes in the insurance market, there has been a significant increase in the premiums for policies of D&O liability insurance. As a result, at the Extraordinary General Meeting of Shareholders held on February 26, 2020, the Company’s shareholders approved an amendment to the compensation policy increasing the maximum annual premium to be paid by the Company under each D&O insurance policy to three million dollars ($3,000,000). Since the Company is advised that changes in the general insurance market are ongoing, and after considering the market practice, the Compensation Committee and the Board believe it is advisable to remove the annual premium limitation from the Amended Compensation Policy, in order to allow the Company flexibility in the renewal/purchase of its D&O insurance policies from time to time, provided that the annual premium is in accordance with the market conditions at the date of renewal/purchase and it is in an amount that is not material for the Company.
The Compensation Committee and the Board determined it is advisable to retain all other provisions of the Current Compensation Policy. The above is a brief overview of the amendments in the proposed Amended Compensation Policy. Further details regarding the various compensation components and principles are detailed in the Amended Compensation Policy, which is attached as Exhibit A hereto and prevails in case of any contradiction with the description in this overview.
In light of all of the above, the Compensation Committee and the Board, in their respective decisions, determined that the Amended Compensation Policy complies with the Company’s strategies, goals and risk management principles.
Based upon the above determination, the Board, with the recommendation of the Compensation Committee, approved the Amended Compensation Policy.
If the Amended Compensation Policy is approved, then according to the Companies Law, the Amended Compensation Policy will be in effect as of the date of its approval for a three (3)-year period thereafter or as otherwise may be required by the Companies Law.

At the Meeting, the Board will propose that the following resolution be adopted:

“RESOLVED, that the Amended Compensation Policy of the Company substantially in the form of Exhibit “A” attached to the Proxy Statement, be approved.”

The Board of Directors recommends that you vote FOR approval of this resolution.

PROPOSAL 2 - APPROVAL OF THE AMENDED EMPLOYMENT AGREEMENT WITH THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Bezhalel Machlis has served as the Company’s President and CEO since 2013, under a personal employment agreement for a three-year period, ending on March 31, 2016. On March 8, 2016, the Company’s shareholders approved the extension of the personal employment agreement of Mr. Machlis, effective from April 1, 2016 (the “Current Employment Agreement”).
From 2008 until 2012, Mr. Machlis served as executive vice president and general manager - land and C4I, after serving as corporate vice president and general manager - land systems and C4I since 2004. In 2003, he served as corporate vice president and general manager - ground, C4I and battlefield systems. From 2000 until 2002, he served as vice president - battlefield and information systems. Mr. Machlis joined Elbit Ltd. in 1991 and held various management positions in the battlefield and information systems area. Prior to that, he served as an artillery officer in the IDF, where he holds the rank of colonel (reserves). Mr. Machlis holds a bachelor of science degree in mechanical engineering and a bachelor of arts degree in computer science from the Israel Institute of Technology (the Technion) and a MBA from Tel-Aviv University. He is a graduate of Harvard University Business School's Advanced Management Program.
Pursuant to the Companies Law, any arrangement between a publicly traded company and its general manager in relation to the terms of office and employment of the general manager, that conforms with the compensation policy of that company, is subject to the approval of the compensation committee, the board of directors and the applicable majority of the company’s shareholders. Mr. Machlis’ position meets the definition of general manager under the Companies Law. In accordance with the Companies Law, in the event the terms of the amended employment agreement of Mr. Machlis as the Company’s President and CEO (the “Amended Employment Agreement”) are not so approved by the shareholders, the Board may nonetheless approve them, provided that the Compensation Committee and the Board, have determined based on detailed reasoning and a re-evaluation of the matter, that the proposed Amended Employment Agreement is in the best interests of the Company despite the opposition of the shareholders.
The Company’s Compensation Committee and the Board, approved (subject to the approval of the Amended Compensation Policy), the terms of the Amended Employment Agreement, as set forth below, and recommended that the Amended Employment Agreement be approved by the Company’s shareholders.
In making their recommendation to approve the Amended Employment Agreement, the Compensation Committee and the Board considered, among other factors, (a) the consistency of the Amended Employment Agreement with the provisions of the Company’s Amended Compensation Policy, as recommended for approval in Proposal 1 of this Proxy Statement and the rationales raised in connection therewith; (b) the Benchmark Analysis and fact that the CEO’s employment terms have not changed since 2016 and the fact that, according to the Amended Employment Agreement, the next review of the CEO’s employment terms will be made three years following the approval of the Amended Employment Agreement; (c) the need to link the CEO’s compensation and performance targets, which are aligned with the Company’s business strategy and the interests of its shareholders, with the responsibilities and duties to be performed by the CEO; (d) the growth and profitability of the Company under the leadership of the CEO; and (e) the Company’s unique characteristics as a multi-billion-dollar global technology company operating in the field of development, production and enhancement of sophisticated defense, homeland security and commercial systems, as well as a company that is traded on the Nasdaq Global Select Market, and on the TA-35 Index on the TASE.
The Compensation Committee and the Board further considered the qualities, skills, background, experience, business responsibilities and past performance of Mr. Machlis, and emphasized his successful leadership of the Company during his tenure during which the Company has grown and become more complex, and has also faced new challenges and risks related to COVID-19. In this regard, reference was made to the fact that as part of the cost control measures taken by the Company in connection with the COVID-19 pandemic, Mr. Machlis’ compensation was temporarily reduced as mentioned under Proposal 1 of this Proxy Statement, although as the Company’s President and CEO, his responsibilities, tasks and engagement increased. The Compensation Committee and the Board believe that it is highly important for the Company to maintain a competitive compensation package for the Company’s President and CEO, that will (i) be linked to the Company’s achievements, (ii) motivate superior performance, (iii) promote long-term retention, and (iv) create an incentive to continue leading the Company to achieve new goals.
Following such consideration, the Compensation Committee and the Board determined that the terms of the Amended Employment Agreement are consistent with the Amended Compensation Policy and align with the Company’s strategy.
As stipulated in the Amended Employment Agreement, the CEO’s terms of employment will be discussed every three years, and any amendment thereof will be subject to all necessary approvals.
The following are the material amendments proposed pursuant to the Amended Employment Agreement of Mr. Machlis as the President and CEO of the Company:
Monthly Base Salary: Under the Current Employment Agreement, Mr. Machlis is entitled to a gross monthly salary of one hundred ninety-eight thousand shekels (NIS 198,000) (equal to approximately sixty thousand six hundred and sixty dollars ($60,660), linked to the increase in the CPI published on April 15, 2016 in comparison to the CPI published on January

15, 2016. The salary is updated once every 12-month period, starting from April 1, 2017 in accordance with the increase in the CPI, provided that, unless otherwise may be permitted under any future compensation policy, the Compensation Committee has approved, prior to any such update, that the update complies with the applicable compensation policy.
Under the Amended Employment Agreement, Mr. Machlis will be entitled, starting from the salary for April 2021, to a gross monthly salary of two hundred forty-three thousand shekels (NIS 243,000) (equal to approximately seventy-four thousand four hundred and fifty dollars ($74,450), linked to the increase in the CPI published on March 15, 2021 in comparison to the CPI published on January 15, 2021. The salary will be updated once every 12-month period, with the first update to be made with respect to the salary of April 2022, in accordance with the increase in the CPI, provided that, unless otherwise may be permitted under any future compensation policy, the Compensation Committee has approved, prior to any such update, that the update complies with the applicable compensation policy.
Annual Bonus: The Current Employment Agreement provides that subject to the entitlement pre-conditions and the claw back provision as set forth in the Company’s compensation policy, Mr. Machlis will receive an annual cash bonus, for each calendar year, in an amount equal to four-tenths of a percent (0.4%) of the Non-GAAP Net Profit, with a ceiling amount for the annual bonus payable to Mr. Machlis of one million five hundred thousand dollars ($1,500,000).
The Amended Employment Agreement provides that subject to the entitlement pre-conditions and the claw back provision as set forth in the Company’s compensation policy, Mr. Machlis will receive an annual cash bonus for each calendar year starting with calendar year 2021, in an amount equal to the aggregate of (i) four-tenths of a percent (0.4%) of the Non-GAAP Net Profit, and (ii) in case both the Operating Cash Flow Goal and the Actual Operating Cash Flow are positive - 0.1% of the Non-GAAP Net Profit multiplied by the Operating Cash Flow Factor, with a ceiling amount for an annual bonus payable to Mr. Machlis of two million dollars ($2,000,000).
Special Bonus: The Current Employment Agreement does not allow the Company to grant Mr. Machlis a special bonus. The Amended Employment Agreement allows for the grant by the Company, subject to requisite approvals under law, of a special bonus to Mr. Machlis for special achievements based on quantitative and/or non-quantitative measures to be determined by the Compensation Committee and the Board. The amount payable as a special bonus may not exceed the higher of (i) one percent (1%) of the added value generated to the Company in light of Mr. Machlis’ contribution as reflected from a valuation conducted by the Company or (ii) twelve (12) monthly base salaries.
Under the Amended Employment Agreement, a grant of a special bonus to Mr. Machlis is also subject to the following conditions: (i) on an annual basis, the Variable Compensation of the CEO will not exceed the aggregate of the Maximum CEO’s Annual Bonus and one million eight hundred thousand dollars ($1,800,000); and (ii) a special bonus to M. Machlis based on non-quantitative criteria will not exceed (a) on an annual basis, an amount equal to the higher of three monthly base salaries or 25% of the Variable Compensation and (b) for every period of three calendar years, beginning in 2021, an aggregate amount equal to twelve monthly base salaries.
Equity-Based Compensation: According to the Current Employment Agreement, in case the Company adopts at any time after the effective date of the Current Employment Agreement, a new employee option plan or a new phantom option plan for office holders (as defined in the Companies Law), the Company will grant Mr. Machlis, subject to any approval required by applicable law, up to 15% of the entire amount of the options and/or phantom units (as the case may be) provided under such plan(s).
The Amended Employment Agreement replaces such provisions with a provision entitling Mr. Machlis, subject to the required approvals under law and the Company’s compensation policy, after the Amended Employment Agreement comes into force, to a one-time grant of one hundred fifty thousand (150,000) options to purchase the Company’s Shares in the framework of the Equity Incentive Plan (the “Options”).
Accordingly, subject to approval of the Amended Employment Agreement, the CEO will be granted one hundred fifty thousand (150,000) Options. This grant was approved by the Board on February 1, 2021 (the “Date of the Board’s Resolution”), following approval of the Compensation Committee, and is subject to the approval of the Amended Compensation Policy. The main terms of the grant are as follows:
Type – The Options are exercisable using a “Net-Exercise Mechanism.” The Options will be granted pursuant to the terms of the capital gains route under Section 102 of The Israeli Income Tax Ordinance [New Version], 1961, as amended from time to time (the “Ordinance”), which includes, among other things, a requirement that the Options and the underlying Shares be held by a trustee with lock-up conditions as set forth in the Ordinance.
Grant Date - In accordance with the Amended Compensation Policy and Equity Incentive Plan, the grant date of the Options (the “Grant Date”) will be the later of (i) the Date of the Board’s Resolution and (ii) the date on which the required corporate approvals were obtained.
Exercise Price - In accordance with the provisions of the Amended Compensation Policy and the Equity Incentive Plan, the exercise price of an Option is one hundred thirty-four dollars and thirty-four cents ($134.34), which is the higher of (a) the average of the closing prices of a Share on the TASE during the period of thirty (30) trading days prior to the Date of the Board’s Resolution and (b) the closing price of a Share on the TASE on the last trading day preceding the Date of the Board’s Resolution. The exercise price as aforesaid is denominated in U.S. Dollars, calculated as set out in the Equity Incentive Plan.

Vesting - The Options will vest gradually over a five (5)-year period: forty percent (40%) thereof will vest on the second anniversary of the Grant Date and the remaining sixty percent (60%) in three (3) tranches of twenty percent (20%) each, will vest on the third, fourth and fifth anniversary, respectively, of the Grant Date.
Expiry Date - In accordance with the Equity Incentive Plan, the expiry date of the Options will be sixty-three (63) months after the Grant Date.
Value of Benefit- The value of the benefit embedded in the Options on the Date of the Board’s Resolution, calculated in accordance with “Black-Scholes” valuation method, is approximately eight hundred and seventy thousand dollars ($870,000) per year, for a period of five years.
Other Terms - The Options are subject to the terms of the Equity Incentive Plan, which sets forth customary terms such as adjustments for capital modifications (reverse stock split, stock split, etc.). Pursuant to the Equity Incentive Plan the vesting of the Options will be accelerated in case the CEO’s employment is terminated by the Company without cause within a period of twelve (12) months following any change of control over the Company. The Equity Incentive Plan also allows, subject to approvals by the Compensation Committee and the Board, acceleration, continued vesting and exercisability of the Options, as well as post-termination exercise periods, in case of termination of employment not for cause, or as a result of death or disability.
The last time Mr. Machlis was granted options to purchase Shares was in 2018, as approved by the Company’s shareholders at the Extraordinary and Annual General Meeting of Shareholders held on October 18, 2018.
Exemption: According to the Amended Employment Agreement, subject to the provisions of and required approvals under the applicable law, the Company’s policies relating to the grant of exemptions from liability of office holders will apply to Mr. Machlis. The Current Employment Agreement does not address such exemption policies. For additional details regarding the Proposal to grant an Exemption Letter to the CEO see Proposal 3(a) to this Proxy Statement and Exhibit B attached hereto.
The Compensation Committee and the Board believe that the Amended Employment Agreement reflects the appropriate compensation for a leading CEO of a global technology company, the size of the Company, considering the increased complexity of managing its business and its recent challenges and achievements. The Compensation Committee and the Board determined that in light of Mr. Machlis’ key role in the Company’s operation, it is in the best interests of the Company to approve the terms of the Amended Employment Agreement in order to retain Mr. Machlis as its CEO for the future success of the Company. The Compensation Committee and the Board emphasized that during his tenure as President and CEO of the Company, Mr. Machlis has successfully led the Company and strengthened its business and that considering, inter alia, the size of the Company, the scope, complexity and nature of its operations, the complexity of the office and the degree of responsibility imposed on the President and CEO, the terms of the Amended Employment Agreement of Mr. Machlis are beneficial to the Company and are reasonable under the circumstances and aligned with the Company’s goals as set forth in the Amended Compensation Policy.

At the Meeting, the Board will propose that the following resolution be adopted:

“RESOLVED, that subject to the approval of the Amended Compensation Policy, the Amended Employment Agreement of the Company’s President and Chief Executive Officer, Mr. Bezhalel Machlis, be approved.”

The Board of Directors recommends that you vote FOR approval of this resolution.

PROPOSAL 3 – APPROVAL OF THE PROVISION OF EXEMPTION LETTERS TO THE CHIEF EXECUTIVE OFFICER AND DIRECTORS OF THE COMPANY

The Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals and certain conditions and limitations, to agree to exempt our Executive Officers and Directors, from any liability to the Company attributed to damage caused by a breach of the Executive Officer’s or Director’s duty of care owed to the Company. According to the Companies Law, the provision of exemption letters to the CEO of a company or members of the board of directors of a company requires the approval of the company’s compensation committee, the board of directors and the applicable majority of the company’s shareholders. Furthermore, according to the Companies Law, the provision of exemption letters to a director that may be considered a direct or indirect controlling shareholder of that company, or his or her relative, requires re-approval every three years by the company’s compensation committee, the board of directors and the applicable majority of the company’s shareholders.

The Exemption Letters proposed to be provided by the Company in the form of Exhibit B attached hereto, contain the Company’s undertaking, subject to any applicable law and the Company’s Articles of Association, to exempt the Executive Officers and Directors of the Company from liabilities arising from violations of such Executive Officers’ and Directors’ duty of care to the Company, provided that an exemption will not apply to a decision or transaction in which a controlling shareholder, Executive Officer or Director of the Company (even a different one than the one who is exempted) has a personal interest.
The Company’s Compensation Committee and the Board approved (subject to the approval of the Amended Compensation Policy) the provision of Exemption Letters to the current and future Directors of the Company, including to Mr. M. Federmann, who may be considered a direct or indirect controlling shareholder of the Company, and to his son, Mr. D. Federmann, as well as the provision of Exemption Letters to current and future Executive Officers of the Company who are not members of the Board, on the basis that (i) the Exemption Letters are in the best interests of the Company, as they generally assist the Company in attracting and retaining qualified Directors and Executive Officers, and (ii) the provision of such letters to Directors and Executive Officers is a common practice among companies similar to the Company. With respect to the grant of such Exemption Letters to Mr. M. Federmann and Mr. D. Federmann, the Compensation Committee and the Board also considered the fact that the terms and conditions of the Exemption Letters are identical to the terms of the exemption letters to be provided to all other Directors of the Company.

At the Meeting, the Board will propose that the following resolution be adopted:

“RESOLVED, that

a.subject to the approval of the Amended Compensation Policy, the provision, by the Company, of Exemption Letters, substantially in the form of Exhibit B attached to the Proxy Statement, to Mr. B. Machlis, Mr. M. Federmann and Mr. D. Federmann, be approved.
b.subject to the approval of the Amended Compensation Policy, the provision, by the Company, of Exemption Letters, substantially in the form of Exhibit B attached to the Proxy Statement, to current and future Directors of the Company who are not direct or indirect controlling shareholders of the Company or relatives thereof, be approved.”

The Board of Directors recommends that you vote FOR approval of this resolution.

EXECUTIVE COMPENSATION

For information regarding compensation paid to our five most highly compensated office holders (as defined in the Companies Law) in 2019, please see Item 6 of our annual report on Form 20-F (the “2019 Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) and with the Israel Securities Authority (the “ISA”) on March 25, 2020, and which is accessible free of charge, upon request to the Company’s Corporate Secretary, at the following e-mail address: Corporate.Secretary@elbitsystems.com. Shareholders may review a copy of the Company’s filings with the SEC, including exhibits and schedules, and obtain copies of such materials, at the SEC’s public reference room at Room 1580, 100 F Street, N.E, Washington, D.C. 20549. Shareholders may call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an Internet site (https://www.sec.gov/) that contains reports, proxy and information statements and other information that the Company files electronically with the SEC. Shareholders may also review a copy of the Company’s filings with the ISA, including the Company’s 2019 Annual Report (and the financial statements included therein), on the website of the ISA at https://www.magna.isa.gov.il, on the website of TASE at https://maya.tase.co.il/ and on the website of the Company, at https://elbitsystems.com/.
By Order of the Board
MICHAEL FEDERMANN
Chair of the Board of Directors

BEZHALEL MACHLIS
President and Chief Executive Officer

Date: March 3, 2021

Exhibit "A"

COMPENSATION POLICY

ELBIT SYSTEMS LTD.
Compensation Policy for Executive Officers and Directors
(As Approved on [__________], 2021 ~~2018~~)
Table of Contents

Page
Overview and Objectives                                 A - 3
Compensation Structure and Instruments                        A - 5
Monthly Base Salary                                 A - 5
Cash Bonuses                                     A - 6
Equity-Based Compensation                             A - 9
Reduction of Variable Compensation                        A - 10
Retirement and Termination of Service Arrangements                 A - 10
Indemnification, Exemption and Insurance                         A - 11
Directors Compensation                                 A - 11
Miscellaneous                                    A - 11

Overview and Objectives
Introduction
Elbit Systems Ltd. ("Elbit" or the "Company") is an international high technology company with headquarters in Israel, engaged in a wide range of defense, homeland security and commercial programs throughout the world, operating businesses in Israel, North America, Europe, Asia-Pacific and Latin America. Approximately ~~80~~ 75% of Elbit's revenues derive from international sales. Elbit's major customers are governmental agencies as well as major global companies engaged in the supply of defense, homeland security and commercial aviation systems to governmental agencies and platform manufacturers. Elbit's main competitors are international global companies based in Israel, the U.S. and Europe.
This document (“Compensation Policy” or “Policy”), sets forth the Compensation Policy for Elbit's Executive Officers and Directors, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).
For purposes of this Policy, “Executive Officers” shall mean Elbit’s President and Chief Executive Officer (“CEO”) and Elbit’s Executive Vice Presidents (“EVPs”), who are “office holders” as such term is defined in Section 1 of the Companies Law, but excluding, unless otherwise expressly indicated herein, the members of Elbit's Board of Directors (the "Directors" and the "Board", respectively).
Appropriate and balanced compensation are key components of Elbit’s overall human capital strategy to attract, retain, reward and motivate highly skilled individuals to act in the best interest of the Company, including its shareholders and other stakeholders and assist Elbit in reaching its business and financial long-term goals.
In preparing this Compensation Policy, the Compensation Committee and the Board, using the assistance of external advisors, have taken into account, among other factors:
▪Elbit’s unique characteristics as a Company operating in the field of development, manufacturing and enhancement of defense and other high technology systems, and as a Company which is traded on the Nasdaq Global Select Market, as well as on the TA-35 index on the Tel-Aviv Stock Exchange;
▪The qualities, skills, background, experience, business responsibilities and past performance of the current Executive Officers as well as the qualities, skills, background experience and other parameters that Elbit's deems appropriate for any new Executive Officer;
▪The terms of the employment agreements and arrangements with the Company's current Executive Officers.
This Compensation Policy shall apply to compensation agreements and arrangements entered into by the Company with an Executive Officer or a Director following approval of the Policy as required by the Companies Law and will continue to be in effect until the Policy’s expiration in accordance with the provisions of the Companies Law. This Compensation Policy is not intended to affect current agreements nor affect obligating customary practices (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.
The Compensation Committee and the Board shall periodically review and reassess the adequacy of this Policy to ensure that its provisions and implementation are aligned with Elbit’s compensation philosophy and regulatory requirements.
Elbit’s Values
Elbit is an international high technology company engaged in a wide range of programs throughout the world, aspiring to be a world leading source of innovative technology-based systems for diverse defense and commercial applications.
Throughout the course of its business, Elbit follows its guiding values of integrity, excellence, innovation, leadership, teamwork and synergy. These values enable Elbit to foster an environment that nurtures innovation, creativity and technological leadership, enabling Elbit to thrive as a leading company in its areas of operation, developing and manufacturing best in class systems and maintaining customer satisfaction.
Elbit’s values caused Elbit to emphasize the welfare of its employees and their importance to Elbit’s success, including its Executive Officers, since the Executive Officers are tasked with leading the implementation of the Company’s strategy and driving its day-to-day behavior and decisions. Elbit believes that excellent people are the key to achieving its vision and therefore employs a world-class, motivated, team-spirited workforce, creating a dynamic atmosphere in which employees may flourish and reach their highest potential.
Compensation Objectives
The Compensation Policy, as approved by the Compensation Committee and the Board, is a reflection of the long-time practices and strategy of Elbit and is intended to align with Elbit’s strategy to attract, motivate and retain highly experienced personnel who will provide leadership for Elbit’s success and act in the best interest of the Company and its stakeholders while supporting a performance culture that is based on merit, differentiates and rewards excellent performance, while recognizing Elbit’s core values, including the value of integrity and ethics of Elbit’s management personnel. To that end, this Policy is designed, among other purposes:
▪To promote attraction, retention and motivation of Executive Officers: Elbit competes with local and global companies to attract and retain highly skilled professionals with the necessary capabilities to promote creativity, manage its complex business and worldwide operations and execute its strategy. To that end, this Policy aims to provide Elbit’s Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity-based incentive programs and benefits, in order to promote retention and provide each Executive Officer with motivation to advance within the organization;
▪To incentivize superior individual excellence: Elbit aims to incentivize its Executive Officers by creating a strong link between their compensation and performance. Therefore, a portion of the total compensation package provided to Elbit’s Executive Officers is based on measures that reflect Elbit’s short and long-term goals and performance, as well as the Executive Officer’s individual performance and the impact on the Company's value. In order to strengthen such link, Elbit defines clear, measurable quantitative and qualitative objectives that, together, are designed to improve Company results;
▪To align the interests of the Executive Officers with the long-term performance of the Company: In order to motivate Executive Officers to focus on long-term objectives and performance of the Company, a portion of the compensation package granted to Elbit’s Executive Officers is awarded in the form of equity-based compensation, thus creating a direct link between the interests of Executive Officers and the long-term performance of the Company; and
▪To provide a risk management tool: This Policy is structured in a manner that creates an incentive to deliver high performance (both short and long-term) while taking into account Elbit’s risk management philosophy and avoiding undue pressure to take excessive risks, thus encouraging a balanced and effective risk taking approach. Elbit’s compensation elements are designed to reduce incentives to expose the Company to imprudent risks that may harm Elbit or its shareholders in the short and long-term. This is achieved by using tools such as (i) placing maximum thresholds on eligibility for short and long-term incentives; (ii) using compensation vehicles with diverse performance measures; (iii) granting equity-based compensation that has long-term vesting schedules, which tie the awards to a longer performance cycle; and (iv) requiring clawback of compensation payments in certain circumstances.
The Compensation Policy is intended to provide a framework which is broad enough to allow the Compensation Committee, the Board and the CEO, as applicable, to determine a personal compensation plan or a certain compensation component for each of Elbit’s Executive Officers, in light of the specific circumstances and the requirements of the Company, which would be in the best interests of the Company, its employees, its shareholders and other stakeholders, all in accordance with Elbit’s long-term strategy as provided in this Compensation Policy.

Compensation Structure and Instruments
Compensation instruments under this Compensation Policy may include the following:
▪Monthly base salary;
▪Benefits;
▪Cash bonuses;
▪Equity-based compensation; and
▪Retirement and termination of service arrangements.
Variable Compensation Ratio
Elbit aims to balance the mix of “Fixed Compensation” (comprised of Base Salary and Benefits, on an annual basis) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Elbit’s short and long-term goals while taking into consideration Elbit’s need to manage a variety of business risks.
The pay mix ratio between the Fixed Compensation and Variable Compensation is such that the total Variable Compensation of each Executive Officer shall not exceed ~~75~~ 80% of the total compensation package of such Executive Officer, on an annual basis. This pay mix ratio supports the core principles of Elbit's compensation philosophy of compensating for performance and aligning Executive Officers’ interests with those of the Company and its shareholders. The above pay mix ratio may vary somewhat in any given calendar year due to fluctuations in the NIS/USD exchange rate. The Compensation Committee and Board believe that such ratio expresses the appropriate compensation mix in the event that all performance objectives are achieved and assumes that all compensation elements are granted with respect to a given year.
Intra-Company Compensation Ratio
In the process of formulating this Policy, Elbit’s Compensation Committee and the Board have examined the ratio between employer costs associated with the engagement of the Executive Officers and Directors and the average and median employer costs associated with the engagement of the other employees of Elbit, as required pursuant to the Companies Law, (the “Ratio”). The Compensation Committee and Board believe that the current Ratio does not adversely impact the work environment in Elbit.
The possible ramifications of the Ratio in the work environment of Elbit will continue to be examined from time to time in order to ensure that levels of executive compensation, as compared to that for the overall workforce, will not have a negative impact on work relations in Elbit.
Monthly Base Salary
The monthly base salary ("Monthly Base Salary") provides stable compensation to Executive Officers, allowing Elbit to attract and retain competent executive talent and maintain a stable management team. Monthly Base Salaries vary among Executive Officers, and are individually determined taking into account the educational background, prior vocational experience, qualifications, role, business responsibilities and the past performance of the Executive Officer.
The maximum Monthly Base Salary paid to Elbit's Executive Officers shall not exceed:
(a)With respect to the CEO – ~~200~~ 250,000 NIS, linked to the increase in the Israeli Consumer Price Index (the "CPI"); and
(b)With respect to an EVP – ~~160~~ 180,000 NIS, linked to the CPI.

Benefits
The following benefits may be granted to Elbit’s Executive Officers ("Benefits"), in order, among other things, to comply with legal requirements and to attract, motivate and retain high level professionals:
▪Vacation days in accordance with market practice and applicable law;
▪Sick days in accordance with market practice and applicable law;
▪Convalescence pay according to applicable law;
▪Monthly remuneration for a study fund, as allowed by applicable tax law and with reference to Elbit’s common practices as well as common market practice;
▪Contribution by Elbit on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable tax law and with reference to Elbit’s policies and procedures and common market practice;
▪Contribution by Elbit on behalf of the Executive Officer towards work disability insurance, as allowed by applicable tax law and with reference to Elbit’s policies and procedures and common market practice;
▪Car, communication and other customary Benefits, including their gross-up for tax purposes; and
▪Reimbursement for work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, travel expenses, including a daily stipend when traveling and accommodation expenses, provided, however, that such reimbursement shall be determined in accordance with Elbit’s policies and procedures. Elbit may provide advance payments to its Executive Officers in connection with work-related expenses.
Cash Bonuses
Annual Bonuses
General
Elbit has implemented an annual pay-for-performance bonus plan ("Annual Bonus") based on quantitative and qualitative criteria which has proved to be efficient in incentivizing its employees. The Annual Bonus component aims to align and unify Elbit’s Executive Officers in reaching Elbit’s short and long-term goals. Annual Bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on financial, business and operational results, as well as individual performance.
Elbit’s policy is to allow Annual Bonuses, which may be awarded to an Executive Officer, for each fiscal year, upon the attainment of pre-set periodical objectives and personal targets taking into consideration the Executive Officer’s educational background, prior vocational experience, qualifications, role, business responsibilities and performance. The Annual Bonuses objectives are intended to drive motivation and performance continuously higher, while considering a maximum payout ceiling which is intended to provide a risk management tool.
Pre-Conditions for the Payment of Annual Bonus
The payment of the Annual Bonus to Executive Officers for any particular fiscal year shall be subject to the fulfillment (in addition to the fulfillment of the applicable objectives set forth below as the case may be) of any one of the following criteria ("Awarding Criteria"): (a) that the Non-GAAP Net Profit attributable to shareholders (“Non-GAAP Net Profit”) of Elbit for that fiscal year as reflected in Elbit’s published full-year financial results ("Annual Financial Results") is at least 80% of Elbit's Non-GAAP Net Profit for the preceding fiscal year; or (b) that Elbit's Non-GAAP Net Profit for that fiscal year is at least 80% of the Non-GAAP Net Profit in Elbit's annual budget as approved by the Board for such fiscal year.

Annual Bonus - CEO
The Compensation Committee and the Board have determined that with respect to the CEO, the most appropriate quantitative objectives, which most align the interests of the CEO with the long-term performance of the Company, ~~is~~ are the financial objectives of Non-GAAP Net Profit and Operating Cash Flow.
Accordingly, subject to the Company reaching the Awarding Criteria the CEO will be awarded an Annual Bonus in an amount equal to the following ("CEO's Annual Bonus"), but not exceeding $2,000,000 (“Maximum CEO’s Annual Bonus”):
•0.4% of Elbit’s Non-GAAP Net Profit as reflected in Elbit’s Annual Financial Results for the relevant fiscal year~~("CEO's Annual Bonus")~~ , plus
•if both the Operating Cash Flow Goal and the Actual Operating Cash Flow (as both terms are defined below) are positive - 0.1% of the Non-GAAP Net Profit as reflected in Elbit’s Annual Financial Results for the relevant fiscal year, multiplied by the Operating Cash Flow Factor (as defined below).
The Operating Cash Flow Factor shall mean the amount of net cash provided by operating activities (“Operating Cash Flow”) as reflected in Elbit’s Annual Financial Results for the relevant fiscal year (“Actual Operating Cash Flow”), divided by the Operating Cash Flow in Elbit's annual budget as approved by the Board for such fiscal year (“Operating Cash Flow Goal”).
~~but not exceeding $1,500,000("Maximum CEO's Annual Bonus").~~
The CEO's Annual Bonus amount shall be calculated on the date that the Board approves the applicable Annual Financial Results (“Annual Determination Date”).
Upon approval by the Board of the financial results for the first half of an applicable fiscal year (“Semi-Annual Financial Results”), Elbit may provide its CEO with an advance payment on account of the CEO's Annual Bonus for that respective year, in an amount which shall not exceed a sum equal to 0.4% of Elbit’s Non-GAAP Net Profit as reflected in Elbit’s Semi Annual Financial Results ("CEO's Advance Payment").
In the event that on the Annual Determination Date the Compensation Committee determines that the paid CEO's Advance Payment exceeded the amount of the CEO's Annual Bonus for that fiscal year, the CEO shall return the excess amount within thirty (30) days from the Annual Determination Date.
Annual Bonus - EVPs
Elbit’s EVPs Annual Bonuses shall be based on achievement of personal performance measures determined for each EVP. The personal performance measures will be recommended by the CEO on the basis of the following objectives and be approved by the Compensation Committee and the Board:
▪Financial Objectives such as, without limitation, revenue, profit, sales, cash flow, order backlog and generation of additional value, which shall account for 50% - 100% of the performance measurements.
▪Business, operating and other objectives such as, without limitation, initiation of new markets, growth of certain business fields, facilitation of transactions, acquisitions/sales of business operations, human resources development, managing legal proceedings and customer satisfaction, which shall account for up to 50% of the performance measurements.
For each of the EVPs the weight of the objectives detailed above shall total 100%. In circumstances determined by the Compensation Committee and the Board to be special (e.g., in case of regulatory changes or significant changes in Elbit’s business environment), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the fiscal year.
Simultaneously with the determination of the personal objectives and their respective weight for each EVP, the Compensation Committee and the Board, based on the recommendations of the CEO, shall also set forth the amount that will be paid to the respective EVP for achieving 100% of his or hers performance measures ("EVP's Target Annual Bonus").

On the Annual Determination Date, the Annual Bonus payable to each EVP will be calculated by multiplying the score of that EVP with respect to meeting his or her objectives for that year with his or her Target Annual Bonus. Subject to the Company reaching the Awarding Criteria, the amounts accruing from the above calculations, with respect to each EVP, shall be paid to the applicable EVP.
The Company may pay to an EVP an Annual Bonus in an amount exceeding the EVP's Target Annual Bonus in case the EVP's achievement exceeds 100% of his or hers performance measures for that fiscal year provided however that the maximum Annual Bonus amount payable to an EVP will not exceed an amount equal to nine (9) Monthly Base Salaries ("EVP's Maximum Annual Bonus").
Upon approval by the Board of the Semi-Annual Financial Results, Elbit may provide the EVPs with an advance payment on account of their Annual Bonuses, which shall be calculated by calculating the score of that EVP with respect to meeting his or her objectives on an half year basis and provided that the amount paid shall not exceed a sum equal to 50% of the respective Target Annual Bonus ("EVP's Advance Payment").
In the event that on the Annual Determination Date the Compensation Committee determines that any paid EVP's Advance Payment exceeded the amount of the EVP's Annual Bonus for that fiscal year, the respective EVP shall return the excess amount within thirty (30) days from the Annual Determination Date.
Pro Rata Annual Bonus Payments
Should the employment of an Executive Officer terminate prior to the end of a fiscal year, the Company may pay such Executive Officer his or her pro rata share of that year’s Annual Bonus, based on the period such Executive Officer was employed by the Company.
Managerial Evaluation Bonus
Elbit may grant an EVP an annual managerial evaluation bonus in an amount of up to three (3) Monthly Base Salaries ("Managerial Evaluation Bonus"). Managerial Evaluation Bonuses will be awarded based on the recommendation of the CEO and the approval of the Compensation Committee and the Board on the grounds, among others, of non-financial qualitative individual performance measures, and taking into consideration the EVP's long-term contribution to the Company and his or her performance during the fiscal year for which such Managerial Evaluation Bonus is granted. Managerial Evaluation Bonuses may be granted to EVPs in addition to their respective Annual Bonuses.
Special Bonus
In order to respond effectively to events or occurrences that may have a special positive impact on the Company and are the result of special efforts or achievements of an ~~EVP~~Executive Officer, Elbit may, with the approval of the Compensation Committee and the Board, grant its ~~EVPs~~ Executive Officers a special cash bonus as an award for special achievements (such as, but not limited to, in connection with securities offerings or generating extraordinary profit), based on quantitative and/or non-quantitative criteria which shall be determined by the Compensation Committee and Board ("Special Bonus").
The Special Bonus for an individual ~~EVP~~Executive Officer, shall not exceed the higher of (i) 1% of the added value generated to the Company in light of the ~~EVP’s~~ Executive Officer’s contribution as reflected from a valuation conducted by the Company or (ii) 12 Monthly Base Salaries. A Special Bonus may be granted to ~~EVPs~~ Executive Officers in addition to an Annual Bonus and/or a Managerial Evaluation Bonus paid pursuant to this Compensation Policy, provided that on an annual basis (a) the aggregate amounts payable to an EVP as Annual Bonus, Managerial Evaluation Bonus and Special Bonus shall not exceed in the aggregate an amount equal to fifteen (15) Monthly Base Salaries and (b) the Variable Compensation of the CEO shall not exceed the aggregate of the Maximum CEO’s Annual Bonus and the Maximum CEO’s Equity Amount (as defined below).
In addition, a Special Bonus to the CEO based on non-quantitative criteria shall not exceed (1) on an annual basis, an amount equal to the higher of three Monthly Base Salaries or 25% of the Variable Compensation and (2) for every period of three calendar years, beginning in 2021, an aggregate amount equal to twelve Monthly Base Salaries.

Signing Bonus

At the Compensation Committee’s and Board’s discretion, Elbit may grant a newly recruited EVP a signing bonus ("Signing Bonus"). The Signing Bonus will not exceed six (6) Monthly Base Salaries of the EVP. In the event the employment of that EVP is terminated within twenty-four (24) months from the start date of employment, Elbit may elect to recover the Signing Bonus in full or in part, at the Compensation Committee’s and Board’s discretion.
Compensation Recovery (“Clawback”)
In the event of an accounting restatement which is not the result of changes in applicable financial reporting standards, Elbit shall be entitled, unless the Compensation Committee and the Board has determined that in the specific case it would be impossible, impractical or not commercially or legally feasible, to recover from its Executive Officers the bonus compensation, net of taxes, which exceeded the amount which would have been paid under the financial statements, as restated, provided that such restatement has occurred within 36 months of the bonus payment. The manner of recovery, including making payment in installments, date of payments, linkage, etc., shall be determined by the Compensation Committee and the Board.
Nothing herein shall derogate from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable laws.
Equity-Based Compensation
Any equity-based compensation plan of the Company for its employees that includes Elbit’s Executive Officers ("Company Equity-Based Compensation Plan") will be designed in a manner consistent with the underlying Company's objectives, with its main goals being to enhance the alignment between the Executive Officers’ interests and the long-term interests of Elbit and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over a period of several years, their incentive value to recipients is aligned with longer-term strategic plans.
The equity-based awards under a Company Equity-Based Compensation Plan may be granted from time to time to an Executive Officer and be individually determined and awarded taking into consideration the performance, qualifications, role and the personal responsibilities of the Executive Officer.
The equity-based awards offered by Elbit to its Executive Officers during the term of this Compensation Policy may be in a form of share options both regular options and/or under a cashless mechanism, subject to applicable laws including the Israeli Income Tax Ordinance [New Version] of 1961 as may from time to time be amended (the "Ordinance" and the terms of such Company Equity Based Compensation for its Executive Officers will be such as required for compliance with Section 102 of the Ordinance, under the "capital gain tax route", and other rights granted with respect to such Options as well as compliance with the Israeli Income Tax Rules (Tax Relief in Issuance of Shares to Employees) 2003, as amended from time to time.
The exercise/grant price of an equity-based award granted to an Executive Officer under a Company Equity- Based Compensation Plan shall be the higher of: (a) the average price of Elbit’s shares listed on the Tel-Aviv Stock Exchange in the thirty (30) days prior to the date of the Board’s resolution with regards to the grant ("Date of the Board's Resolution"; or (b) the price of Elbit's shares listed on the Tel Aviv Stock Exchange on the last trading day preceding the Date of the Board's Resolution. The exercise/grant price as aforesaid will be determined in U.S. Dollars.
All equity-based awards granted to Executive Officers shall be subject to vesting periods determined to promote long-term retention of the awarded Executive Officers. Grants to Executive Officers shall vest gradually over a minimal period of five (5) years, where the first portion of equity-based compensation will vest at least two (2) years following the later of (the "Grant Date"): (i) the Date of the Board’s Resolution; (ii) the first trading day after a period of thirty (30) days has elapsed from the date the Company has filed with the Israeli Tax Authorities the Company Equity-Based Plan under which the respective equity-based award is granted; or (iii) where applicable - the date on which the required corporate approvals allowing such grant have been obtained. The aggregate exercise period of equity-based awards granted to Executive Officers shall be determined in accordance with the Company's Equity-Based Compensation Plan, and shall not exceed a period of ten (10) years from the Grant Date.

The Company Equity-Based Compensation Plan may include customary terms with regards to equity based awards granted, including customary adjustments for dividends, bonus shares, capital modifications (reverse stock split, stock split, etc.), rights offering restructuring (split, merger, etc.), and the like. In addition, such Company Equity-Based Plan may include terms and conditions allowing, subject to approvals by the Compensation Committee and the Board, acceleration, continued vesting and exercisability of equity based awards as well as post termination exercise period for vested options following termination of employment of Executive Officers for no cause, or as a result of death or disability.
The aggregate benefit embedded in equity based awards granted under a Company Equity Based Compensation Plan during the period of this Compensation Policy, calculated in accordance with an acceptable valuation method (such as the Monte Carlo, Black-Scholes and Binominal options pricing models), at the date of grant, shall not exceed, with respect to the CEO, the amount of $~~900~~1,800,000, per year (“Maximum CEO’s Equity Amount”) and with respect to an EVP an amount of $~~500~~900,000, per year.
During the term of this Compensation Policy, the maximum dilution as a result of equity-based awards granted to Elbit’s Executive Officers under Company Equity-Based Compensation Plans shall not exceed 3% of Elbit’s issued and outstanding share capital, on a fully-diluted basis.
~~In order to respond to the unique situations of establishment of new start-up companies or similar ventures held by the Company from time to time, and in order to incentivize Elbit’s Executive Officers over the long term with regards to their activities in connection with such start-up companies or similar ventures, Elbit may, with the approval of the Compensation Committee and the Board, grant its Executive Officers, or agree to such grant, shares and/or options to purchase shares in such start-up entities or ventures (whether by allocation of options by the start-up entities themselves or by allocation of shares or options to purchase shares of such start-up entities from the shares or options in such entities which are held by the Company~~
Reduction of Variable Compensation
Subject to the terms of the employment agreements and arrangements with the Company's Executive Officers and the rights embedded therein as well as to applicable law, the Compensation Committee and the Board may reduce any Variable Compensation to be granted to an Executive Officer due to circumstances determined by the Compensation Committee and the Board.
Retirement and Termination of Service Arrangements
Severance Pay
For Executive Officers who have served in the Company (including in any of the Company’s subsidiaries) for at least ten (10) years, Elbit may provide, upon termination of employment of an Executive Officer (excluding termination for cause entitling the Company to terminate employment without severance pay pursuant to applicable law), in addition to the amounts provided by law, severance pay as follows:
In the case of the CEO – an amount equivalent to the last paid Monthly Base Salary multiplied by the years of employment with the Company.
In the case of an EVP – up to 50% of the amount resulting from multiplying the last paid Monthly Base Salary by the years of employment with the Company.
Advanced Notice Period
Elbit may provide an Executive Officer advance notice of termination of up to six (6) months, during which period such Executive Officer will be entitled to receive his or her Monthly Base Salary and Benefits and, unless otherwise determined by the Company, be required to continue to perform his or her duties.
The Company may also grant such Executive Officer all or part of his or her Annual Bonus and the advance period will be considered for the purpose of the vesting period for any equity based awards granted to the Executive Officer under a Company Equity-Based Compensation Plan.

Adjustment Period/Retirement Grant
For Executive Officers who have served in the Company for at least three (3) years, Elbit may provide an adjustment period ("Adjustment Period") of, or a one-time retirement grant ("Retirement Grant") equivalent to, up to six (6) months during which such Executive Officer may receive, in the case of the CEO, six (6) Monthly Base Salaries plus Benefits and in the case of an EVP – up to six (6) Monthly Base Salaries.
The Company may determine to pay the amounts payable for the Adjustment Period as aforesaid as a one-time Retirement Grant or in monthly payments, at the Company's discretion.
The total periods or amounts payable for Severance Pay, Advanced Notice and/or Adjustment Period/Retirement Grant to be paid to an Elbit’s EVP as aforesaid shall be determined taking into consideration his or her seniority in the Company, performance during employment, contribution to Elbit achieving its goals and the circumstances of retirement or termination.
The amounts payable for Severance Pay and/or Adjustment Period/ Retirement Grant exceeding the amounts required by law, may be granted in consideration for the Executive Officer’s undertaking to refrain from competing with Elbit for a certain period of time following termination.
Indemnification, Exemption and Insurance
Elbit may indemnify its Executive Officers and Directors to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the Executive Officer or the Director (including “run-off” insurance policy), as provided in an indemnity agreement between such individuals and Elbit, all subject to applicable law and the Company’s articles of association.
Elbit may also exempt its Executive Officers and Directors from liability for violating the duty of care to the Company) provided that an exemption shall not apply with respect to a decision or transaction in which a controlling shareholder, Executive Officer or Director of the Company (even a different one than the one who is exempted) has a personal interest), all subject to applicable law and the Company’s articles of association.

Without derogating from the above, Elbit may purchase, from time to time, during the term of this Policy, directors and officers liability insurance for its Directors and Executive Officers. The coverage limit under each insurance policy which shall be purchased by Elbit shall not exceed $200 million. ~~and the annual premium to be paid by Elbit shall not exceed $3 million.~~ The insurance policy terms, as well as the premium paid by the Company shall reflect the current market conditions with respect to the Company and the nature of its operations.
Directors Compensation
The compensation of the Company’s Directors (including external Directors and independent Directors) may be up to the maximum pay allowed under the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).
Notwithstanding the above, taking into account the additional tasks imposed on the Chair of the Board and the additional time that the Chair of the Board is required to devote to promote the Company's activities, Elbit may pay the Chair of the Board, on top of the per-meeting payment, an annual compensation of up to five (5) times the annual compensation paid to Elbit's external Directors in accordance with the Compensation of Directors Regulations.
Elbit’s external and independent Directors are entitled to reimbursement of expenses in accordance with the Compensation of Directors Regulations. Elbit’s Directors, excluding external and independent Directors, may be entitled to reimbursement of work-related expenses, including meeting participation expenses, reimbursement of business travel including a daily stipend when traveling and accommodation expenses, provided, however, that such reimbursement shall be determined in accordance with Elbit’s policies and procedures

Miscellaneous
This Policy is designed solely for the benefit of Elbit. Nothing in this Compensation Policy shall be deemed to grant any of Elbit’s Executive Officers, Directors or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements.
This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s articles of association.
This Policy is not intended to affect current agreements nor affect obligating customs (if applicable) between the Company and its Executive Officers or Directors as such may exist prior to the approval of this Compensation Policy.
In the event of amendments made to the Companies Law or any regulations promulgated thereunder providing relief in connection with Elbit’s compensation to its Executive Officers and Directors, Elbit may elect to act pursuant to such relief without regard to any contradiction with this Policy.
*********************

Exhibit "B"
ELBIT SYSTEM LTD.
(The “Company”)

To: __________________	Date: _____________

Letter of Exemption
Whereas    the Company’s Articles of Association allow the Company to exempt in advance or retroactively, any director or officer from liability to the Company attributed to damage or loss caused by a breach of the director’s or officer’s duty of care owed to the Company;
Whereas    the Company has obtained all approvals required under law for the provision by the Company to Office Holders (as defined below) of an exemption from liability of such Office Holders for breach of their duty of care in Actions (as defined below) taken by them in their capacity as such, all in accordance with the conditions detailed in this letter of exemption (the “Letter”);
Whereas    you serve as an Office Holder, as defined below;
Now Therefore the Company hereby agrees and undertakes as follows:
1.Definitions:

In this Letter, the following terms shall have the meaning set beside them, unless specified otherwise:

“Action”	-
an act, including a decision and/or a failure to act (or any derivative thereof) which an Office Holder, during the term of his or her office, did by virtue of his or her said position, including such actions carried out before the date of this Letter;

“Companies Law”	-	Israeli Companies Law, 5759-1999
“Office Holder”	-
office holder, as defined in the Companies Law, of the Company or on behalf of the Company in any other corporation in which the Company has, directly or indirectly, shares or other rights or interest (“Other Companies”), as well as the Company’s legal counsel, corporate secretary, controller and internal auditor.

“Securities Law”	-	Israeli Securities Law, 5728-1968

2.Interpretation

a.The preamble and Schedules of this Letter constitute an integral part hereof and are included among its terms.
b.The section headings in this Letter are intended for the purpose of convenience only and will not be taken into account in the interpretation of this Letter.
c.Reference to any law or provisions of law in this Letter shall be regarded as reference to such law or provision as amended from time to time (directly or within the framework of another law) and shall include regulations promulgated thereunder and other directives issued pursuant to it.

3.Exemption

a.The Company exempts you, as an Office Holder, in advance and retroactively, from liability to the Company for damages (including expenses) caused due to breach of your duty of care towards the Company and/or Other Companies in your Actions, and subject to those limitations determined by any law, including without limitation the Companies Law and the Company’s Article of Association.
b.Notwithstanding the aforesaid, the Company does not exempt you from any liability for a breach of your duty of care in connection with any of the following:
i.“Distribution” (as such term is defined under the Companies Law);
ii.any counter claim issued by the Company or in its name in connection with a claim that you filed against the Company, unless the purpose of your claim is to reserve your “protective rights” in accordance with employment and labor laws or your personal employment agreement; and/or
iii.a decision or transaction in which the ‘controlling shareholder’ or any ‘office holder’ of the Company (even an ‘office holder’ other than the one to whom this Letter is provided) has a personal interest. In this regard, ‘controlling shareholder,’ ‘office holder’ and ‘personal interest’ – shall have the meanings as defined in the Companies Law.
4.Exemption Period
a.This Letter shall be binding upon and inure to the benefit of the parties hereto, as of the date of this Letter.
b.The obligations of the Company under this Letter shall continue to be in effect after the termination of your service as an Office Holder, provided that the Actions for which you will be exempt in accordance with the provisions of this Letter, were taken by you while you were an Office Holder, in your capacity as such, regardless of the date on which such event of exemption was revealed. The Company’s obligations under this Letter, will also remain in favor of your estate, heirs and other successors provided by law, and it will not be canceled or changed except for your benefit.

c.The Company may, at its sole discretion and at any time, revoke, cancel, reduce or limit its undertakings to exempt pursuant to this Letter, whether with respect to all Office Holders or part of them (the “Amendment”), provided that such Amendment shall become effective subject to a 30-days prior written notice to the applicable Office Holder/s, and shall apply only with respect to events that have occurred thereafter. Any Amendment that impairs or cancels the rights of an Office Holder under this Letter shall not apply retroactively, and this Letter, in its current version, shall be valid for all intents and purposes with respect to any event that occurred prior to the Amendment, whether any proceeding related thereto was filed after such amendment, or not.
5.Miscellaneous
a.This Letter shall be subject to and interpreted in accordance with the Articles of Association of the Company, the Companies Law, the Securities Law and any other applicable law, as amended from time to time.
b.The obligations of the Company pursuant to this Letter shall be interpreted broadly and in a manner that shall facilitate its execution, to the extent permitted by law, and for the purposes for which it was intended. In the event of a conflict between any provision of this Letter and any compelling provision of law from which no derogation is permitted by way of agreement, such provision of law shall prevail to the extent necessary, and shall not derogate from the validity of the remaining provisions of this Letter.
c.No waiver, delay, avoidance of action or extension by the Company or by you, shall be deemed or shall constitute a waiver of any of the provisions of this Letter or any applicable law, and shall not prevent either you or the Company from taking any legal or other actions necessary to exercise such rights.
d.Nothing in this Letter shall be deemed to derogate from any provision under any other letter of exemption or indemnification lawfully granted to you by the Company, to the extent granted, nor from your right to receive any compensation under any directors and officers’ insurance policy of the Company.
e.This Letter does not constitute an agreement in favor of any third party, and nothing in this Letter shall confer any rights upon any third party.
f.This Letter shall apply also in favor of a substitute director of the Company, in his or her capacity as such.
g.This Letter shall be governed by and enforced in accordance with the laws of the State of Israel. Any dispute arising from or in connection with this Letter shall be submitted to the sole and exclusive jurisdiction of the competent courts in Tel Aviv, Israel.

And as proof the Company appends its signature, by means of its legally authorized signatories.

___________________________
Elbit Systems Ltd.

I certify receipt of this Letter and acknowledge my consent to all the provisions set forth herein.

[_____________________]
By:
Title:
Date: